June 7, 2019

VIA EDGAR TRANSMISSION

John Reynolds
Assistant Director
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:     CVR Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2018
Filed February 21, 2019
Form 10-Q for the Fiscal Quarter ended March 31, 2019
Filed April 25, 2019
File No. 001-33492

Dear Mr. Reynolds:

This letter sets forth the response of CVR Energy, Inc. (also referred to as “we”, “us” or the “Company”) to the comment letter, dated June 6, 2019, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018 and Form 10-Q for the fiscal quarter ended March 31, 2019 (File No. 001-33492).

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-Q for the Fiscal Quarter ended March 31, 2019

Financial Statements
Note 8 – Shareholders’ Equity, page 16

1.
We note that you present a tabulation showing changes in Total CVR Stockholders' Equity and Noncontrolling Interest for the interim periods. Please address the requirement to present an analysis of the changes in each caption of stockholders' equity, in the form of a reconciliation, pursuant to Rule 10-01(a)(7) and Rule 3-04 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and, in all future filings, the Company will revise its financial statement presentation to include a separate statement of changes in equity for required periods in a level of detail consistent with the presentation of the Company’s statements of changes in equity within the Company’s Form 10-K for the fiscal year ended December 31, 2018.

* * * * *

If you have any additional questions or comments, please contact me at (281) 207-3456, or email me at tdjackson@cvrenergy.com.

Very truly yours,
CVR ENERGY, INC.

/s/ Tracy D. Jackson
Tracy D. Jackson

cc:	David L. Lamp, President and Chief Executive Officer
Melissa Buhrig, Executive Vice President, General Counsel and Secretary
Matthew W. Bley, Chief Accounting Officer and Corporate Controller
Andrew J. Ericksen, Baker Botts L.L.P.